Canadian Oil Sands

RECEIVED

2007 MAY 29 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Email:

07023845

May 25, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Interim MD&A and unaudited consolidated financial statements of Canadian Oil Sands Trust for the period ended March 31, 2007;
2. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the Twelve Months ended March 31, 2007;
3. Selected financial results of Canadian Oil Sands Limited for the period ending March 31, 2007;
4. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2007 executed by the President & Chief Executive Officer dated April 25, 2007;
5. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2007 executed by the Chief Financial Officer dated April 25, 2007; and
6. Canadian Oil Sands Trust's Unitholder Rights Plan Agreement second amended and restated as of April 25, 2007.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

5/29

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 25, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three months ended March 31, 2007 and March 31, 2006, as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2006.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expectation that Coker 8-3 will achieve its productive capacity after undergoing maintenance in the second quarter; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2007 for Canadian Oil Sands' product; the expected reserves and the impact of such reserves estimates on the D&D rate; the potential amount payable in respect of any future income tax liability; the expected impact on the Trust from the announced changes to the federal government's taxation of income trusts; the expectation that the net debt level will allow the Trust to remain unhedged while providing the capacity to fund growth opportunities; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expected increased reliability and other benefits from the management services agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the level of energy consumption in 2007 and beyond; the timing to start and complete the turnaround of Coker 8-3; capital expenditures for 2007; the anticipated cost and completion date for the SER project; the expectation not to enter into crude oil hedges in the future; the level of natural gas consumption in 2007 and beyond; the expected timing to produce SSP; the expected price for crude oil and natural gas in 2007, the expected production, revenues and operating costs for 2007; the net sales proceeds of the disposition of the remainder of Canadian Arctic Gas Ltd.'s conventional assets; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any future environmental legislation or changes to the Crown royalties regime. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, the variances of stock market activities generally, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this MD&A being materially different in certain respects. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2007, the Syncrude Joint Venture ("Syncrude") oil production totalled 26.6 million barrels, or an average of 296,000 barrels per day, compared to 18.4 million barrels, or 205,000 barrels per day, during the same period of 2006. First quarter 2007 production was slightly under the 27 million barrel estimate provided in our January 29, 2007 Guidance Document. Net to the Trust, production totalled 9.8 million barrels in the first quarter of 2007 based on our 36.74 per cent working interest compared to 6.5 million barrels in 2006 based on a 35.49 per cent interest.

Production in the first quarter of 2007 was primarily affected by unplanned maintenance on Coker 8-2, which began in late 2006 and extended into late January, combined with constrained production rates from the new Coker 8-3. Comparatively, production in the first quarter of 2006 was affected by an extensive maintenance schedule with turnarounds of several units including an extended turnaround of Coker 8-1. As well, the increase in the Trust's share of Syncrude's production in 2007 reflects the Trust's higher 36.74 per cent ownership interest.

Coker 8-3 has been producing at about 70 per cent of its capacity since late 2006. During March, lower volumes from Coker 8-3 were offset by higher output from Cokers 8-1 and 8-2 with production averaging 356,000 barrels per day during the month. To bring Coker 8-3 closer to its design rate, Syncrude plans to perform maintenance starting in May of 2007 to remove coke residue build-up within the vessel. While maintenance on Coker 8-3 was not scheduled to occur this early in its run length, we did anticipate encountering various performance issues associated with bringing a new, complex expansion such as Stage 3 into operation.

Canadian Oil Sands' operating costs declined to $23.56 per barrel in the first quarter of 2007 compared with $40.26 per barrel in the same quarter last year. There was less turnaround and maintenance activity quarter-over-quarter, thereby increasing production and reducing per barrel costs. First quarter 2007 operating costs also reflect lower purchased energy and Syncrude incentive compensation costs compared to the same quarter of 2006 (see "Operating Costs" section of this MD&A for further discussion).

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to

as "barrels per calendar day". All references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The growth in Syncrude™ Sweet Blend ("SSB") volumes from the Stage 3 facilities also has required Canadian Oil Sands to access more distant markets to sell its volumes, which generally increases in-transit pipeline volumes. The impact of Syncrude's first quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2
Revenues [1]	$ 674	$ 646	$ 689	$ 624	$ 473	$ 519	$ 612	$ 492
Net income	$ 262	$ 128	$ 278	$ 337	$ 91	$ 174	$ 380	$ 218
Per Trust Unit, Basic [2]	$ 0.55	$ 0.27	$ 0.60	$ 0.72	$ 0.20	$ 0.38	$ 0.83	$ 0.48
Per Trust Unit, Diluted [2]	$ 0.55	$ 0.27	$ 0.59	$ 0.72	$ 0.20	$ 0.37	$ 0.83	$ 0.48
Cash from operating activities	$ 202	$ 412	$ 334	$ 209	$ 187	$ 281	$ 364	$ 199
Per Trust Unit [2]	$ 0.42	$ 0.88	$ 0.72	$ 0.45	$ 0.40	$ 0.61	$ 0.79	$ 0.43
Daily average sales volumes (bbls)	108,981	110,185	95,438	86,394	74,929	78,318	85,942	79,506
Net realized selling price ($/bbl)	$ 68.69	$ 63.71	$ 78.43	$ 79.35	$ 70.24	$ 72.07	$ 77.43	$ 68.03
Operating costs ($/bbl)	$ 23.56	$ 23.60	$ 19.68	$ 28.48	$ 40.26	$ 25.54	$ 23.61	$ 21.35
Purchased natural gas price ($/GJ)	$ 6.99	$ 6.51	$ 5.42	$ 5.72	$ 7.42	$ 10.73	$ 8.31	$ 6.94

[1] Revenues after crude oil purchases and transportation expense.
[2] Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the particularly high per barrel operating costs in the first quarter of 2006. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Three significant changes have occurred over the last eight quarters that have impacted the Trust's financial results:

- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive capacity by about 100,000 barrels per day with a corresponding impact on the Trust's revenues.
- During the second quarter of 2006, Crown royalties shifted to the higher rate of 25 per cent of net revenue, compared to the one per cent of gross revenue rate that had applied since January 1, 2002, increasing Crown royalties expense and somewhat offsetting the revenue increases to net income and cash from operating activities in the latter half of 2006 and the first quarter of 2007.
- Starting in the first quarter of 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 per cent working interest on January 2, 2007. Prior year comparative information is based on the Trust's previous ownership of 35.49 per cent.

REVIEW OF FINANCIAL RESULTS

Net income in the first quarter of 2007 increased by $171 million to total $262 million, or $0.55 per Trust Unit ("Unit"), from the same period of last year. Cash from operating activities was $202 million, or $0.42 per Unit, in the first quarter of 2007 compared to $187 million, or $0.40 per Unit, in 2006. The increase in cash from operating activities quarter-over-quarter was not as significant as the change in net income, mainly due to changes in operating non-cash working capital. In the first quarter of 2007, non-cash operating working capital requirements reduced cash from operating activities by $94 million, primarily a result of higher accounts receivable. An increase in March sales volumes and the average realized selling price resulted in a higher accounts receivable balance relative to December 31, 2006. Comparatively in the first quarter of 2006, cash from operating activities increased by $46 million from changes in non-cash working capital, mainly due to lower accounts receivable at quarter-end relative to December 31, 2005.

($ per bbl)	Three Months Ended March 31 2007	2006	$ Change
Net realized selling price	68.69	70.24	(1.55)
Operating costs	(23.56)	(40.26)	16.70
Crown royalties	(9.58)	(0.67)	(8.91)
Netback	35.55	29.31	6.24
Non-production costs	(1.78)	(3.76)	1.98
Administration and insurance	(0.65)	(1.07)	0.42
Interest, net	(2.48)	(3.69)	1.21
Depletion, depreciation and accretion	(8.49)	(7.46)	(1.03)
Foreign exchange gain (loss)	0.79	(0.25)	1.04
Current and future income tax recovery (expense)	3.74	0.41	3.33
	(8.87)	(15.82)	6.95
Net income per barrel	26.68	13.49	13.19
Sales volumes (MMbbls)	9.8	6.7	3.1

Incremental Stage 3 production, less turnaround and maintenance activity, and a larger Syncrude working interest in the first quarter relative to the prior year contributed to a $201 million increase in revenues (after crude oil purchases and transportation expense) to $674 million in 2007 compared to 2006. Net income and cash from operating activities also benefited from a $40 million reduction in operating costs quarter-over-quarter. Operating costs were $23.56 per barrel in the first quarter of 2007, a decrease of $16.70 per barrel compared to the same period in 2006; however, partially offsetting the increase in revenues and reduction in operating costs was an $89 million increase to Crown royalties expense relative to the same quarter of 2006. Crown royalties amounted to $94 million, or $9.58 per barrel, in the first quarter of 2007, compared to $5 million, or $0.67 per barrel, in the same period of 2006. The higher royalties reflect both the higher Crown royalty rate and the increase in net revenue in the current year.

Also reducing net income in the first quarter of 2007 relative to the same period of 2006 was a $32 million increase to depreciation, depletion and accretion expense. An increase in the per barrel depreciation and depletion ("D&D") rate, combined with higher production volumes, resulted in the quarter-over-quarter increase in this non-cash expense; however, offsetting this decrease to net income was a $33 million increase to future income tax recovery mainly as a result of changes in temporary differences of the Trust's subsidiary in the first quarter of 2007.

Non-GAAP Financial Measures

In this report, we may refer to the Trust's free cash flow as well as cash from operating activities per Unit, which are measures that do not have any standardized meaning under Canadian generally accepted accounting principles ("GAAP"). Free cash flow is derived from cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows, less capital expenditures and reclamation trust contributions in the period. In management's opinion, free cash flow is a key indicator of the Trust's

ability to repay debt and pay distributions to its Unitholders. Free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended March 31 2007	2006	Variance
Sales revenue [1]	$ 781	$ 509	$ 272
Crude oil purchases	(99)	(34)	(65)
Transportation expense	(10)	(9)	(1)
	672	466	206
Currency hedging gains [1]	2	7	(5)
	$ 674	$ 473	$ 201
Sales volumes (MMbbls)	9.8	6.7	3.1

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statement of Income and Comprehensive Income.*

($ per barrel)			
Realized selling price before hedging [2]	$ 68.47	$ 69.17	$ (0.70)
Currency hedging gains	0.22	1.07	(0.85)
Net realized selling price	$ 68.69	$ 70.24	$ (1.55)

[2] *Sales revenue, after crude oil purchases and transportation expense divided by SSB sales volumes, net of purchased crude oil volumes.*

Sales revenue after crude oil purchases and transportation expense and before currency hedging in the first quarter of 2007 relative to the comparable quarter of 2006 reflects the 46 per cent increase in sales volumes quarter-over-quarter. The Trust's larger Syncrude ownership and incremental production from the Stage 3 facilities during the first quarter of 2007, together with the lower production in the prior year's quarter due to extensive turnaround and maintenance activity, resulted in the higher 2007 sales volumes.

While volumes increased significantly relative to 2006, the increase to revenues was partially reduced by a decrease in our realized SSB selling price, which averaged $68.47 per barrel, before currency hedging gains, in the first quarter of 2007, compared to $69.17 per barrel in the same period of 2006. While our average realized selling price did not change significantly from the prior year, the underlying elements of the prices varied more significantly quarter-over-quarter. West Texas Intermediate ("WTI") prices, which our SSB product pricing tends to follow, averaged approximately US$58 per barrel in 2007, a decrease of over $5 per barrel compared to the same quarter of 2006. This decrease was offset by a weakening of the Canadian dollar relative to the U.S. dollar, which averaged $0.85 US/Cdn in the first quarter of 2007

compared to $0.87 US/Cdn in the same quarter of 2006, and a significant improvement in our pricing differentials relative to WTI. Our SSB product realized a weighted-average discount of $0.08 per barrel compared to average Canadian dollar WTI in the first quarter of 2007 versus a discount of $4.39 per barrel in the same period in 2006. The improvement in differential quarter-over-quarter highlights the relatively weak differential reported in the first quarter of 2006. The large discount realized in that period was driven by both reduced product demand as a result of refinery outages, and increased supply of light crude oil resulting from a pipeline reconfiguration. As well, pipeline restrictions limited access to extended markets placing downward pressure on SSB prices in the first quarter of 2006. By comparison, the first quarter of 2007 reflected a tighter supply/demand balance as a result of lower than anticipated supply and new demand. The differential can change quickly between a premium or a discount depending on the synthetic supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

Operating costs

	Three Months Ended March 31			
	2007		2006	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	1.69		3.24	
Bitumen production	8.46		9.47	
Purchased energy [3]	2.72		3.90	
	12.87	15.39	16.61	19.21
Upgrading Costs [2]				
Bitumen processing and upgrading		4.81		5.33
Turnaround and catalysts		1.02		7.49
Purchased energy [3]		2.87		3.99
		8.70		16.81
Other and research		0.04		3.51
Change in treated and untreated inventory		(0.55)		0.93
Total Syncrude operating costs		23.58		40.46
Canadian Oil Sands adjustments [4]		(0.02)		(0.20)
Total operating costs		23.56		40.26
(thousands of barrels per day)	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes	354	296	237	205

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.*

[2] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.*

[3] *Natural gas costs averaged $6.99/GJ and $7.42/GJ in the first quarters of 2007 and 2006, respectively.*

[4] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.*

($/bbl of SSB)	Three Months Ended March 31 2007	2006
Production costs	17.43	31.76
Purchased energy	6.13	8.50
Total operating costs	23.56	40.26

(GJs/bbl of SSB)		
Purchased energy consumption	0.88	1.15

During planned and unplanned shutdowns, Syncrude directs resources towards other activities, and thus, the operation is less efficient with lower production and higher operating costs. This is evident in the decrease in overburden removal costs and bitumen production of about $3 per barrel of SSB in the first quarter of 2007 compared to the same 2006 period. The Stage 3 project had not yet commenced production in the first quarter of 2006 and Syncrude utilized the additional Stage 3 staff and equipment that it had in place to remove additional overburden. These additional overburden removal costs were expensed as incurred, resulting in higher bitumen costs on a per barrel basis. Lower turnaround and maintenance activity in the first quarter of 2007 relative to the comparable 2006 quarter also reduced operating costs by over $6 per barrel. While there was unplanned maintenance work on Coker 8-2 and repairs to one of the hydrotreaters in the first quarter of 2007, the prior year's first quarter had more extensive turnarounds, including Coker 8-1.

Also contributing to a reduction in per barrel production costs was a decrease in the value of Syncrude's long-term incentive plan of almost $4 per barrel. A portion of Syncrude's long-term incentive compensation is based on the market return performance of several Syncrude owners' shares/units, which was not as strong in the first quarter of 2007 relative to the same period in 2006.

Purchased energy costs fell by $2.37 per barrel in the first quarter of 2007 due to lower natural gas prices and energy consumption per barrel compared to the same quarter of 2006. In the first quarters of 2007 and 2006, natural gas prices averaged $6.99 and $7.42 per gigajoule, respectively. Energy consumption per barrel decreased by 23 per cent in 2007 due to higher maintenance activity and commissioning of Stage 3 units during the 2006 first quarter. Natural gas consumption rises during periods of maintenance activity, particularly during coker turnarounds as process heat integration within the facilities declines, requiring additional natural gas purchases during unit outages. In addition, commissioning of individual Stage 3 units in 2006 raised purchased energy consumption as these units were brought into service without an offsetting increase in SSB production.

Non-production costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development ("R&D"), and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects on-going and the status of the projects. In the first quarter of 2007, non-production costs totalled $18 million, a decrease of $7 million from the same quarter in 2006, mainly reflecting the completion of the Stage 3 project. Stage 3 contributed $12 million of commissioning and start-up costs in the first quarter of 2006.

Crown Royalties

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one per cent of gross plant gate revenue before hedging, or 25 per cent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $89 million to $94 million, or $9.58 per barrel, in the first quarter of 2007 from $5 million, or $0.67 per barrel, in the comparable 2006 quarter. The increase in 2007 Crown royalties reflects both the shift to the higher royalty rate, which occurred in the second quarter of 2006, and higher net revenues as a result of a larger Syncrude working interest and incremental Stage 3 production volumes. The shift to the higher rate is triggered once a project reaches payout by recovering its costs and a return allowance equal to a Government of Canada long-term bond rate. As a result of robust crude oil prices, which increased revenues from Syncrude's base plant, payout of the Stage 3 expansion was accelerated and resulted in Syncrude moving to the higher Crown royalty rate in the second quarter of 2006.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended March 31 2007	2006
Depreciation and depletion expense	$ 80	$ 48
Accretion expense	2	2
	$ 82	$ 50

D&D expense for the first quarter of 2007 rose by $32 million compared to the same quarter of 2006, reflecting an increase in production volumes and a higher per barrel D&D rate. The larger production volumes in 2007 are attributable to the larger Syncrude ownership, incremental Stage 3 production volumes, and less turnaround and maintenance activity in the quarter relative to the prior year.

We revised our per barrel D&D rate in the first quarter of 2007 to reflect the additional assets and reserves acquired in the January acquisition of a 1.25 per cent working interest, as well as the updated reserve and future development cost estimates provided for in the Trust's December 31, 2006 independent reserves report. The D&D rate for 2007 is approximately $8 per barrel, an increase of about

$1 per barrel from prior year as a result of the acquisition and higher future development cost estimates, which reflect a higher cost environment relative to the prior year.

The Trust's reserves report is outlined in its Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com under investor information.

Foreign exchange

Foreign exchange gains/losses are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. In addition, other foreign exchange gains/losses are created through the revaluation of cash, accounts receivable and payable balances denominated in U.S. dollars.

In the first quarter of 2007, Canadian Oil Sands recorded a $7 million foreign exchange gain compared to a $2 million loss in the same quarter of 2006. The revaluation of our U.S. dollar denominated debt resulted in a non-cash foreign exchange gain of $11 million, reflecting a strengthening of the Canadian dollar to $0.87 US/Cdn on March 31, 2007 from $0.86 US/Cdn at December 31, 2006. By comparison, the Canadian dollar weakened slightly on March 31, 2006 compared with December 31, 2005, resulting in an unrealized foreign exchange loss of $1 million in the first quarter of 2006.

Future Income Tax

In the first quarter of 2007, Canadian Oil Sands reported a future income tax recovery of $38 million, which was an increase of $33 million from the same period in 2006. The larger recovery primarily reflects decreases to temporary differences between the book and tax basis of the Trust's subsidiary's assets and liabilities.

Also in the first quarter of 2007, Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 per cent working interest acquisition on January 2 and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired, tax-effected at the substantively enacted rates expected to be in effect when such temporary differences reverse. Details of the acquisition and related future income tax adjustments are included in Note 4 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2007.

As of the date of this MD&A, the proposed taxation of income trusts as originally announced by the federal government late in 2006 is not yet legislation. As such, Canadian Oil Sands has not recorded

future income taxes related to the Trust. As stated in the Trust's 2006 annual report, we anticipate recording a future income tax expense and corresponding increase to future income tax liability of approximately $0.6 billion related to the Trust's taxable temporary differences if and when the new trust tax rules are substantively enacted.

Capital expenditures

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have been reduced significantly and, as such, current capital costs are essentially all related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgraders. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors.

In the first quarter of 2007, capital expenditures totalled $33 million, a reduction of $104 million from the same quarter of 2006. In 2007, approximately $15 million related to the Syncrude Emissions Reduction ("SER") project with the remaining $18 million pertaining to the maintenance of Syncrude's existing plant and facilities, all of which are considered sustaining capital. Comparatively, in the same period of 2006, approximately 71 per cent of capital expenditures pertained to the Stage 3 expansion. Sustaining capital expenditures on a per barrel basis were approximately $3.50 and $6 in the first quarters of 2007 and 2006, respectively.

The SER project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. Expenditures on the SER project are expected to total approximately $772 million, or $284 million net to the Trust based on its 36.74 per cent working interest. The Trust's share of the SER project expenditures incurred to date, including amounts expensed, is approximately $51 million, with the remaining costs to be incurred in the next four years to coordinate with equipment turnaround schedules.

We estimate sustaining capital expenditures will average $6 per barrel, including the SER project, over the next four years. Excluding major sustaining capital expenditure projects which occur from time to time, such as the SER project, we anticipate average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually, net to the Trust, based on annual Syncrude productive capacity of 128 million barrels, or 47 million barrels net to the Trust.

Canadian Oil Sands is in the process of selling the remaining conventional properties it acquired in 2006 from Canadian Arctic Gas Ltd. The properties are reflected on the Trust's Consolidated Balance Sheet

under the heading "Assets held for sale". The conventional properties which the Trust still owned at March 31, 2007 did not generate material income in the first quarter of 2007.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust prospectively adopted the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3855, *Financial Instruments- Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income* and Section 3861, *Financial Instruments-Disclosure and Presentation*. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, including the impact on the Trust's deferred financing charges, long-term debt, and deferred currency hedging gains, see Note 2 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	March 31 2007	December 31 2006
Long-term debt	$ 1,543	$ 1,644
Cash and cash equivalents	(65)	(353)
Net debt	$ 1,478	$ 1,291
Unitholders' equity	$ 4,339	$ 3,956
Total capitalization [1]	$ 5,817	$ 5,247

[1] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	25	25

In the first quarter of 2007, Canadian Oil Sands made a $237.5 million cash payment and issued 8.2 million Units for $237.5 million to Talisman as consideration for the purchase of Talisman's 1.25 per cent indirect Syncrude working interest. The Trust had built cash at the end of December 2006 in anticipation of paying Talisman on January 2, 2007. The acquisition was followed by the maturity of $195 million of medium term notes on January 15, 2007, which the Trust refinanced by drawing on its $800 million operating credit facility. During the quarter, Canadian Oil Sands paid down $75 million of the amounts drawn on the facility, leaving $120 million drawn at March 31, 2007. As discussed in Note 2 to the unaudited Consolidated Financial Statements, the Trust recorded a $16 million reduction to its long-term debt as a result of adopting the new financial instruments accounting standards. The reduction reflected the reclassification of deferred financing charges against long-term debt, which were previously recorded in other assets on the Trust's Consolidated Balance Sheet. Overall, including an unrealized foreign

exchange gain of $11 million, the Trusts' long-term debt decreased by $101 million to $1.5 billion at quarter-end, while net debt increased $187 million to $1.5 billion reflecting the reduced cash balance. As at March 31, 2007, the Trust's unutilized credit facilities amounted to $704 million, including amounts drawn on its $40 million revolving term facility.

The Units issued from treasury increased Unitholders' equity. However, as the Units were issued directly to Talisman, there was no cash impact. The investing section of the Trust's cash flow statement, therefore only reflects the cash paid to Talisman for the additional working interest less cash balances acquired. The remaining growth in Unitholders' equity is primarily attributable to net income of $262 million exceeding distributions of $144 million paid in the quarter.

The $202 million of cash generated by the Trust's operating activities in the first quarter of 2007 was more than adequate to pay distributions of $144 million, or $0.30 per Unit, on February 28 and to fund $40 million of investing activities, excluding the acquisition of Talisman's Syncrude interest. As previously indicated, the Trust suspended its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") as of January 31, 2007 and, as such, the DRIP did not provide additional equity financing in the quarter. In the same quarter of 2006, cash from operating activities of $187 million was insufficient to fund distributions of $93 million, or $0.20 per Unit, and investing activities of $165 million.

The Trust's free cash flow rose $119 million to total $168 million, or $0.35 per Unit, in the first quarter of 2007 compared to the same period of 2006. The increase primarily reflects the reduction in the Trust's capital expenditures in 2007 with the completion of Stage 3 in 2006.

A Unitholder distribution schedule pertaining to the quarter ended March 31 is included in Note 10 to the unaudited Consolidated Financial Statements. The Trust historically has used debt and equity financing to the extent that cash from operating activities was insufficient to fund distributions, capital expenditures, mining reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

On April 25, 2007, the Trust declared a distribution of $0.40 per Unit for total distributions of $192 million. The distribution will be paid on May 31, 2007 to Unitholders of record on May 8, 2007. Canadian Oil Sands' Board approved a 33 per cent increase to the Trust's second quarter distribution based on our current outlook, as outlined later in this MD&A, and net debt slightly lower than our target of $1.6 billion. The Trust had previously indicated it intends to move to fuller payout of its free cash flow while targeting a net debt level of about $1.6 billion. The Trust believes this net debt target maintains its strong balance sheet allowing it to remain unhedged on crude oil production, and providing the capacity to fund growth

opportunities. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices and Syncrude operational performance, vary from our assumptions.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total book capitalization at an amount less than 0.55 to 1.0. With a current net debt book capitalization of approximately 25 per cent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility, and at the current time, we do not anticipate such changes.

In determining the Trust's distributions, Canadian Oil Sands considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to approximately $8 million in each of the first quarters of 2007 and 2006 and approximated the related expense for both pension and reclamation of $10 million in each of the same quarters. We are anticipating an increase of $5 million in each of the next five years in the Trust's funding requirements related to its share of Syncrude's pension plan funding. The increase is based on preliminary estimates from Syncrude's December 31, 2006 actuarial valuation, which will be completed during the second quarter of 2007. With regards to reclamation, we do not anticipate incurring significant increases in reclamation funding requirements for many years given the long reserve life of the Syncrude resource. We do not expect a significant difference in our actual reclamation funding in 2007 over amounts paid in 2006, which totalled approximately $7 million, including amounts contributed to our mining reclamation trust account.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $14 billion with 479 million Units outstanding and a closing price of $28.26 per Unit on March 31, 2007.

Canadian Oil Sands Trust - Trading Activity	**First Quarter 2007**	**March 2007**	**February 2007**	**January 2007**
Unit price				
High	$ 33.00	$ 29.20	$ 30.39	$ 33.00
Low	$ 25.09	$ 25.09	$ 26.72	$ 26.67
Close	$ 28.26	$ 28.26	$ 27.30	$ 30.07
Volume of Trust units traded (millions)	101.3	34.6	32.6	34.1
Weighted average Trust units outstanding (millions)	479.0	479.1	479.1	478.8

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2007, the Trust's share of Syncrude's capital expenditure commitments increased by $42 million, which are to be incurred over the next two years. As discussed previously, Syncrude's pension plan actuarial valuation for December 31, 2006 is to be completed in the second quarter of 2007, at which time the updated pension funding commitments will be provided. There have been no other significant changes to the Trust's contractual obligations and commitments from our 2006 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first quarter and changes in long-term debt.

Regarding the Management Services Agreement previously announced on November 1, 2006, the Syncrude Joint Venture owners have approved the recommendations of an Opportunity Assessment Team ("OAT"). Since late 2006, the OAT comprised of experts from Syncrude, Imperial, ExxonMobil and the other Joint Venture owners has been examining possibilities for improvement at Syncrude. In April, the OAT presented their specific recommendations, which were approved by the Syncrude owners. Such approval was required to proceed with implementation of the Management Services Agreement.

The implementation phase will involve the secondment of Imperial and ExxonMobil personnel and perhaps personnel from other owner companies to Syncrude. The secondees will work closely with Syncrude management and staff to assist in the implementation of the Opportunity Assessment Team's recommendations and Imperial/ExxonMobil's global best practices and systems. To lead this effort, Mr. Tom Katinas has been appointed to the role of President and Chief Executive Officer of Syncrude Canada effective May 1, 2007. Mr. Katinas succeeds current CEO, Charles Ruigrok. Mr. Ruigrok will work with Mr. Katinas to ensure a smooth transition of responsibilities.

FINANCIAL RISK MANAGEMENT

Crude Oil Price Risk

As Canadian Oil Sands did not have any crude oil price hedges in 2007 and 2006, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. As at March 31, 2007 and, based on current expectations, the Trust remains unhedged on its crude oil price exposure. However, it may hedge its crude oil production in the future as part of growth financing strategies.

Foreign Currency Hedging

As at March 31, 2007, we had $15 million of U.S. dollars hedged at an average U.S. dollar exchange rate of $0.69 US/Cdn. At the present time, we do not intend to increase our currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2007, we had $120 million drawn on our credit facilities that bear interest at a floating rate based on bankers' acceptances plus a credit spread. The Trust's other floating rate debt was repaid in January.

With the adoption of the new financial instrument accounting rules and the decision to no longer apply hedge accounting, all of the Trust's financial risk management activities are now recorded on its Consolidated Balance Sheet at fair value. The Trust did not have any significant positions outstanding at March 31, 2007.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 8, 2007, approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders. The next declarations to be requested will be as of May 8, 2007. The Trust posts the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site describes the Trust's steps for managing its non-Canadian resident ownership levels.

ANNOUNCED CHANGES TO ACCELERATED CAPITAL COST ALLOWANCE RULES

On March 19, 2007, the federal government announced, as part of its 2007 budget, plans to phase out accelerated capital cost allowance ("ACCA") for oil sands projects. The ACCA phase-out does not affect the deductibility of costs for oil sands projects but does affect the timing of the deductibility. Currently, most machinery, equipment and structures used to produce income from an oil sands project are eligible for the Class 41 capital cost allowance ("CCA") at a rate of 25 per cent per annum on a declining balance basis. In addition to this regular deduction, an acceleration of the CCA up to income from an oil sands project was available for eligible assets acquired before the beginning of commercial production for major expansions (i.e. greater than 25 per cent) or for the portion of investment expenditures in excess of five per cent of the gross revenue for the year from the project. The acceleration remains available for our existing eligible pools, which amount to approximately 80 per cent of our tax carry forward balances at December 31, 2006. However, acceleration on new Class 41 costs will be phased out gradually over the 2011 to 2015 period. As the proposed phase-out of ACCA will effectively delay the timing of deductibility

of future capital costs for income tax purposes, it has a negative impact on the economics of new projects or major expansions.

ALBERTA ANNOUNCES LEGISLATION TO REDUCE GREENHOUSE GAS EMISSIONS

On March 8, 2007, the Alberta government introduced legislation to reduce greenhouse gas emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 per cent over the average emissions levels of 2003, 2004 and 2005; if they are not able to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007. The payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters also have the option of investing in projects outside of their operations that reduce or offset emissions on their behalf, providing these projects are Alberta-based and verified by a third party that the emission reductions are real.

The new legislation will apply to the Syncrude project but until all of the specifics regarding its implementation are provided it is difficult to provide an estimate of the cost impact. The federal government also is anticipated to announce legislation to reduce greenhouse gas emissions; however, at this time no information has been provided regarding the specifics of such legislation.

REVIEW OF ALBERTA OIL SANDS ROYALTY

As previously indicated, the Government of Alberta is examining Alberta's royalty and tax regime. In February 2007, the Alberta government appointed an independent panel of experts to conduct a review focusing on all aspects of the royalty system, including oil sands, conventional oil and gas, and coalbed methane. A final report with recommendations will be presented to the Minister of Finance by August 31, 2007. Canadian Oil Sands intends to participate in the process by making a formal presentation at the Royalty Review Panel's public meeting in Fort McMurray on June 4, 2007. At this time, Canadian Oil Sands cannot determine the potential impact of any changes to the royalty rate on its operations.

2007 OUTLOOK

Our single point estimate for 2007 production is unchanged at 110 million barrels, or 40.4 million barrels net to the Trust, which reflects maintenance on Coker 8-3 in May to remove coke residue build-up. Once Coker 8-3 is operating at its design capacity, Syncrude should be able to reduce throughput in Cokers 8-1 and 8-2 and thereby slightly extend these cokers' run lengths. The result is that Syncrude is planning to defer the turnaround of another coker previously scheduled for the fall of 2007 into early 2008 and our annual production target remains unchanged at 110 million barrels. While Syncrude anticipates that the Coker 8-3 maintenance will enable that coker to produce at higher rates, the high end production range of 120 million barrels is less probable, given the reduced run rates for Coker 8-3 for the first part of the year.

Consequently, on March 13, 2007, we reduced the high end of our production range by five million barrels from the guidance provided on January 29, 2007 with the current range now between 105 to 115 million barrels, or 39 to 42 million barrels based on our 36.74 per cent interest. The low end of the production range continues to reflect the possibility that another coker turnaround could occur later this year. Syncrude had planned to modify the new hydrogen plant steam generation system in the fall of 2007 but now expects to perform this work coincident with a coker turnaround in order to optimize the efficiency of maintenance work. As a result, the transition of Syncrude's production volumes to the higher Syncrude™ Sweet Premium quality is expected to be delayed into 2008.

The unscheduled Coker 8-3 maintenance work, together with other scheduled maintenance work, is expected to result in Syncrude production totalling 23 million barrels in the second quarter. We estimate production in each of the third and fourth quarters of 2007 to total 30 million barrels.

We have increased our WTI crude oil price estimate for the year to average US$60 per barrel and reduced the discount to Canadian dollar WTI to $2.50 per barrel from $4.00 per barrel. The revision to our differential is based on the differentials realized in the first quarter of the year, and we are estimating positive differentials in the second quarter because of the reduced supply from various oil sands producers undergoing turnarounds and tie-ins, as well as lower relative WTI prices compared to other crude oil benchmarks as a result of market dynamics in the U.S. These estimates, together with a stronger average foreign exchange rate of $0.87 US/Cdn, are expected to result in 2007 revenues totalling $2.7 billion.

Operating costs are estimated at $25.56 per barrel, which includes $7.34 per barrel for purchased energy based on an average AECO natural gas price of $7.75 per gigajoule for 2007. Our practice is to expense turnaround and maintenance costs in the period they are incurred. Accordingly, operating costs are expected to be higher in the second quarter as a result of the Coker 8-3 and other maintenance work. We expect Crown royalties expense to total $333 million, or $8.22 per barrel, in 2007.

We expect cash from operating activities to total $1,098 million, or $2.29 per Unit, including an increase in operating non-cash working capital of $36 million. Capital expenditures are estimated at $251 million with approximately 90 per cent directed to sustaining capital, including $78 million for the SER project. The remaining 10 per cent pertains to Stage 3 completion and modification costs. Free cash flow, defined as cash from operating activities less capital expenditures and reclamation trust contributions, is estimated to be $1.76 per Unit in 2007.

We estimate that virtually all of the distributions paid in 2007 will be taxable as other income. The actual taxability of the 2007 distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2008. The Trust's 2006 distributions were 97 per cent taxable.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, these factors are difficult to predict.

2007 Outlook Sensitivity Analysis

Variable [1]	Annual [2] Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	29	0.06
Syncrude production increase	2 million bbls	31	0.07
Canadian dollar weakening	US$0.01/C$	21	0.04
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

More information on the Trust's outlook is provided in the April 25, 2007 guidance document, which is available on the Trust's web site at www.cos-trust.com under investor information.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended March 31 2007		Three Months Ended March 31 2006	
Revenues	$	783	$	516
Crude oil purchases and transportation expense		(109)		(43)
		674		473
Expenses:				
Operating		231		271
Non-production		18		25
Crown royalties		94		5
Administration		4		5
Insurance		3		2
Interest, net (Note 9)		24		25
Depreciation, depletion and accretion		82		50
Foreign exchange loss (gain)		(7)		2
Large Corporations Tax and other		1		2
Future income tax recovery		(38)		(5)
		412		382
Net income		262		91
Other comprehensive income, net of income taxes				
Reclassification of derivative gains to net income		(2)		-
Comprehensive income	$	260	$	91
Weighted average Trust Units (millions) *		479		463
Trust Units, end of period (millions) *		479		464
Net income per Trust Unit * :				
Basic	$	0.55	$	0.20
Diluted	$	0.55	$	0.20

* *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

	Three Months Ended March 31	
($ millions)	**2007**	**2006**
Retained earnings		
Balance at January 1, as previously reported	$ 1,692	$ 1,370
Transition adjustment on adoption of Financial Instruments standards (Note 2)	(1)	-
Balance at January 1, adjusted	1,691	1,370
Net income	262	91
Unitholder distributions (Note 10)	(144)	(93)
Balance at March 31	1,809	1,368
Accumulated other comprehensive income		
Balance at January 1	-	-
Transition adjustment on adoption of Financial Instruments standards (Note 2)	30	-
Other comprehensive income	(2)	-
Balance at March 31	28	-
Unitholders' capital		
Balance at January 1	2,260	2,010
Issuance of Trust Units (Note 5)	238	43
Balance at March 31	2,498	2,053
Contributed surplus		
Balance at January 1	4	3
Stock-based compensation	-	-
Balance at March 31	4	3
Total Unitholders' equity	$ 4,339	$ 3,424

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2007	December 31 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 65	$ 353
Accounts receivable	341	244
Inventories	95	84
Prepaid expenses	3	7
Derivative assets (Note 2)	5	-
	509	688
Capital assets, net	6,500	5,739
Other assets		
Goodwill	52	52
Assets held for sale	6	6
Reclamation trust	31	30
Deferred financing charges, net and other (Note 2)	-	17
	89	105
	$ 7,098	$ 6,532
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 307	$ 304
Current portion of employee future benefits	11	11
	318	315
Employee future benefits and other liabilities	107	100
Long-term debt (Note 2)	1,543	1,644
Asset retirement obligation	181	173
Deferred currency hedging gains (Note 2)	-	35
Future income taxes	610	309
	2,759	2,576
Unitholders' equity	4,339	3,956
	$ 7,098	$ 6,532

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended March 31 2007	2006
Cash provided by (used in):		
Cash from (used in) operating activities		
Net income	$ 262	$ 91
Items not requiring outlay of cash:		
Depreciation, depletion and accretion	82	50
Foreign exchange on long-term debt	(11)	1
Future income tax recovery	(38)	(5)
Other	-	2
Net change in deferred items	1	2
Funds from operations	296	141
Change in non-cash working capital	(94)	46
Cash from operating activities	202	187
Cash from (used in) financing activities		
Issuance (repayment) of medium term notes (Note 8)	(195)	-
Net drawdown (repayment) of bank credit facilities	120	(22)
Unitholder distributions (Note 10)	(144)	(93)
Issuance of Trust Units (Note 5)	-	43
Cash used in financing activities	(219)	(72)
Cash from (used in) investing activities		
Capital expenditures	(33)	(137)
Acquisition of additional Syncrude working interest (Note 4)	(231)	-
Reclamation trust	(1)	(1)
Change in non-cash working capital	(6)	(27)
Cash used in investing activities	(271)	(165)
Decrease in cash and cash equivalents	(288)	(50)
Cash and cash equivalents at beginning of period	353	88
Cash and cash equivalents at end of period	$ 65	$ 38
Cash and cash equivalents consist of:		
Cash	$ -	$ -
Short-term investments	65	38
	$ 65	$ 38

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2006.

2) CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 *Financial Instruments – Recognition and Measurement*, 1530 *Comprehensive income*, and 3861 *Financial Instruments – Disclosure and Presentation*. The CICA Handbook section 3865 *Hedges* is effective January 1, 2007, however, Canadian Oil Sands has elected not to apply hedge accounting on a go-forward basis, and, therefore, has only applied the transitional provisions of this Handbook section.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income ("AOCI"). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust's Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Trust's other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are added to the amount of the associated financial instrument and amortized accordingly.

Several adjustments to the Trust's consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Deferred currency hedging gains

In 1996, Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999, Canadian Oil Sands unwound various positions and exchanged the resulting gains for adjustments to other existing currency contracts. These gains were deferred and as at December 31, 2006, the remaining cumulative deferral of the unrecognized gains was $35 million. Prior to the adoption of the new standards, the remaining deferral was to be recognized as revenue over the period 2007 to 2016 which is when the hedging contracts would have expired had they not been unwound.

On transition, the deferred currency hedging gains of $35 million were reclassified to opening AOCI. The related future income tax asset of $10 million was reclassified from Canadian Oil Sands' future income tax liability to AOCI. The deferred gains included in AOCI will be amortized on a straight-line basis into net income and recorded as currency hedging gains in the Trust's revenues over the period 2007 to 2016, with a corresponding decrease to other comprehensive income, net of future income tax.

Long-term debt and deferred financing charges
Prior to the adoption of the new standards, the Trust's long-term debt was recorded at cost. The related financing charges were included in "Deferred financing charges, net and other" on the Trust's Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 *Financial Instruments – Recognition and Measurement*, the Trust's long-term debt is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, "Deferred financing charges, net and other" of $16 million, which was previously recorded as assets of the Trust, were reclassified to "Long-term debt" on the Consolidated Balance Sheet, and $1 million was recorded as a decrease to opening retained earnings.

Currency exchange contracts and interest rate swaps
Prior to the adoption of the new standards, one foreign currency exchange contract with an estimated fair value gain of $6 million was outstanding. The derivative had been designated as a hedge, and therefore was not recorded on the Trust's Consolidated Balance Sheet. Beginning January 1, 2007, Canadian Oil Sands is no longer applying hedge accounting to any of its hedging activities.

Based on the transitional provisions of Handbook section 3865 *Hedges*, the Trust's foreign currency exchange contract was recognized on the Consolidated Balance Sheet and included in "Derivative assets" at its estimated fair value of $6 million on January 1, 2007, with a corresponding increase to opening AOCI. On adoption, a $2 million increase to the Trust's future income tax liability and a corresponding reduction to AOCI were also recorded related to the foreign currency hedge. This foreign currency contract will be settled by December 31, 2007.

The Trust also has an interest rate swap on its US$70 million Senior Notes, which did not qualify for hedge accounting prior to January 1, 2007. The $1 million liability representing the unrecognized gains on the swap was recorded on the Trust's Consolidated Balance Sheet and included in "Employee future benefits and other liabilities" at December 31, 2006. On adoption of the new accounting rules on January 1, 2007, the liability balance was reclassed to opening AOCI. This interest rate swap will be settled by May 15, 2007.

Determination of fair value
The fair value of the Trust's long-term debt, which is disclosed in the notes to the Trust's 2006 annual financial statements, and derivatives are determined based on market price indications.

Comprehensive income
The Consolidated Statement of Income and Comprehensive Income includes a new line item for comprehensive income, which includes both net income and other comprehensive income. Other comprehensive income includes recognition of unrealized gains and losses on derivatives and hedging gains that were previously deferred, net of the related future income tax on those items.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

Capital disclosures
The CICA issued a new accounting standard, Section 1535 *Capital Disclosures*, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objective, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Financial Instruments – Disclosure and Financial Instruments – Presentation
Two new accounting standards were issued by the CICA, Section 3862 *Financial Instruments – Disclosures*, and Section 3863 *Financial Instruments – Presentation*. These sections will replace Section 3861 *Financial Instruments – Disclosure and Presentation* once adopted. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising

from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

4) ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On January 2, 2007, a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 per cent indirect working interest in the Syncrude Joint Venture ("Syncrude") for total consideration of $476 million ($468 million net of $8 million cash acquired), including acquisition-related costs of approximately $1 million. The transaction price was comprised of $237.5 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets in accordance with Canadian GAAP. The Trust has allocated the purchase price to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	668
Cash		8
Working capital		1
Employee future benefits and other liabilities		(8)
Asset retirement obligation		(6)
Future income taxes		(187)
	$	476
Consideration		
Cash	$	238
Issuance of Trust Units		237
Acquisition costs		1
	$	476

The additional 1.25 per cent working interest that Canadian Oil Sands acquired was held in a partnership owned by Talisman and a subsidiary of the Trust. Immediately following Canadian Oil Sand's acquisition of Talisman's interest in the partnership, the partnership was dissolved. The dissolution resulted in an adjustment, which increased Canadian Oil Sands' future income tax liability by $140 million and correspondingly increased its property, plant and equipment on the Consolidated Balance Sheet, which was accounted for prospectively.

5) ISSUANCE OF TRUST UNITS

In the three months ended March 31, 2007, approximately 8.2 million Units were issued for proceeds of $238 million, primarily related to the acquisition of the 1.25 per cent indirect working interest in Syncrude.

The following table summarizes Units that have been issued:

Date	Number of Units		Amount
Balance, January 1, 2007	470.9	$	2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	8.2		237
Issued on exercise of employee options	-		1
Balance, March 31, 2007	479.1	$	2,498

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits to most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2007 and 2006 is based on its 36.74 per cent and 35.49 per cent working interests in each of those periods, respectively. The costs have been recorded in operating expense as follows:

	Three Months Ended March 31	
	2007	2006
Defined benefit plans:		
Pension benefits	$ 7	$ 7
Other benefit plans	1	1
	$ 8	$ 8
Defined contribution plans	-	-
Total Benefit cost	$ 8	$ 8

7) BANK CREDIT FACILITIES

	Credit facility
Extendible revolving term facility (a)	$ 40
Line of credit (b)	45
Operating credit facility (c)	800
	$ 885

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 24, 2008. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $45 million line of credit is a one year revolving letter of credit facility. The amount of this facility was increased during the quarter to $45 million from $35 million at December 31, 2006. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $49 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at March 31, 2007, $120 million was drawn on this facility.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

8) LONG-TERM DEBT

On January 15, 2007, the Trust repaid $175 million of 3.95% medium term notes and $20 million of floating rate medium term notes.

9) INTEREST, NET

	Three Months Ended March 31			
	2007		2006	
Interest expense on long-term debt	$	25	$	26
Interest income and other		(1)		(1)
Interest expense, net	$	24	$	25

10) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

	Three Months Ended March 31	
	2007	**2006**
Cash from operating activities	$ 202	$ 187
Add (Deduct):		
Capital expenditures	(33)	(137)
Acquisition of additional Syncrude working interest	(231)	-
Change in non-cash working capital [1]	(6)	(27)
Reclamation trust funding	(1)	(1)
Change in cash and cash equivalents and financing, net [2]	213	71
Unitholder distributions	$ 144	$ 93
Unitholder distributions per Trust Unit [3]	**$ 0.30**	**$ 0.20**

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

[3] *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

11) SUPPLEMENTARY INFORMATION

	Three Months Ended March 31	
	2007	**2006**
Large Corporations Tax and income tax paid	$ -	$ 3
Interest charges paid	$ 35	$ 33

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2007
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,005,000
Tax		(17,000)
Interest on debt[1][2]		97,654
Net income before interest and taxes	$	1,085,654
Interest on debt	$	97,654
Interest coverage- earnings		11.1

[1] Excludes non-cash amortization of long-term debt of approximately $3.6 million, which is included in Interest, net on the consolidated financial statements.
[2] Includes interest rate swap amounts which have increased interest expense by approximately $0.1 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2007
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income [3]	$	104,068
Tax		3,199
Interest on debt [1] [2]		131,915
Deferred Trust Royalty		300,335
Net income before interest, taxes, & Deferred Trust Royalty	$	539,517
Interest on debt		131,915
Interest coverage- earnings		4.1

[1] Excludes non-cash amortization of long-term debt of approximately $3.6 million, which is included in interest expense on the financial statements.
[2] Includes interest rate swap amounts which have increased interest expense by approximately $0.1 million.
[3] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending March 31
($ millions)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Gross sales revenue	$ 780.6	$ 508.9
Operating income before other expenses [(1)]	$ 247.1	$ 118.1
Net income from continuing operations before Trust Royalties [(2)]	$ 246.6	$ 83.0
Net income (loss)	$ 26.2	$ 20.8

	As at March 31, 2007
Current assets	$ 508.7
Non-current assets	$ 6,126.6
Current liabilities [(3)]	$ 1,689.1
Non-current liabilities [(4)]	$ 4,880.6

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $143 million (2006 - $81 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,117 million.*

(4) *Includes a future income tax liability of $610 million and a deferred Trust Royalty liability of $2,438 million.*

(5) *As at March 31, 2007, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 percent working interest in Syncrude, and owned 100 percent of Canadian Arctic Gas Ltd. and of Canadian Oil Sands Marketing Inc.*

Form 52-109F2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: April 25, 2007

signed "Marcel R. Coutu"
Marcel R. Coutu
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: April 25, 2007

signed "Allen R. Hagerman"
Allen R. Hagerman
Chief Financial Officer

Execution copy

UNITHOLDER RIGHTS PLAN AGREEMENT

SECOND AMENDED AND RESTATED AS OF APRIL 25, 2007

BETWEEN

CANADIAN OIL SANDS TRUST

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

UNITHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

UNITHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated as of April 25, 2007 between Canadian Oil Sands Trust (the "Trust"), a trust created under the laws of the Province of Alberta, and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent");

WHEREAS the business and affairs of the Trust are managed by the Manager;

AND WHEREAS on April 26, 2001, the Trust implemented a Unitholder Rights Plan (the "Original Rights Plan") the terms and conditions which are set out in the Unitholder Rights Plan Agreement dated May 11, 2001 (the "Original Rights Plan Agreement") between the Trust and Computershare Trust Company of Canada, as rights agent;

AND WHEREAS in order to implement the Original Rights Plan as established by this Agreement, the Board of Directors of the Manager:

(a) authorized the issuance, effective at 12:01 a.m. (Calgary time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Unit (as hereinafter defined) outstanding at 12:01 a.m. (Calgary time) on the Effective Date (the "Record Time"); and

(b) authorized the issuance of one Right in respect of each Unit of the Trust issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth in the Original Rights Plan Agreement;

AND WHEREAS the Original Rights Plan Agreement was subsequently confirmed by Unitholders of the Trust at the annual and special meeting of Unitholders of the Trust held on June 21, 2001 and then amended and confirmed again at the annual and special meeting of Unitholders of the Trust held on April 26, 2004 (the "Amended and Restated Rights Plan Agreement");

AND WHEREAS the Amended and Restated Rights Plan Agreement provides the Amended and Restated Rights Plan Agreement be in place for a period of ten years from the Effective Date (as defined herein) subject to reconfirmation by Unitholders of the Trust at every third annual meeting after June 21, 2001;

AND WHEREAS the Board of Directors proposes to submit at the next annual and special meeting of Unitholders of the Trust to be held on April 25, 2007 or any adjournment or postponement thereof, provided that a Flip-in Event has not occurred prior to that time, a resolution to the Independent Unitholders approving the confirmation of the Amended and Restated Rights Plan Agreement with the proposed minor amendments;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Units; provided, however, that the term "Acquiring Person" shall not include:

(i) the Trust, or any Subsidiary of the Trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of one or any combination of (A) a Unit Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition, (D) a Convertible Security Acquisition or (E) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Units by reason of one or any combination of the operation of Paragraphs (A), (B), (C) (D), or (E) above and such Person's Beneficial Ownership of Units thereafter increases by more than 1.0% of the number of Units outstanding (other than pursuant to one or any combination of a Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Units, such Person shall become an "Acquiring Person";

(iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of such Person becoming disqualified from relying on Clause 1.1(f)(v) solely because such Person or the Beneficial Owner of such Units is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Units in connection with a distribution of securities of the Trust; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Units of the Trust determined as at the Record

Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Units of the Trust that increases its Beneficial Ownership of Units by more than 1% of the number of Units outstanding as at the Record Time (other than pursuant to one or any combination of a Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition);

(b) **"Affiliate"** when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) **"Agreement"** shall mean the Original Rights Plan Agreement, as amended and restated as of April 26, 2004, and known as the Amended and Restated Rights Plan Agreement, as the same may be further amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **"annual cash distribution"** shall mean cash distributions paid in any fiscal year of the Trust to the extent that such cash distributions do not exceed, in the aggregate, the greatest of:

(i) 200 per cent of the aggregate amount of cash distributions declared payable by the Trust on its Units in its immediately preceding fiscal year;

(ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash distributions declared payable by the Trust on its Units in its three immediately preceding fiscal years; and

(iii) 100 per cent of the aggregate distributable income of the Trust, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"** means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f) A Person shall be deemed the **"Beneficial Owner"** of, and to have **"Beneficial Ownership"** of, and to **"Beneficially Own"**:

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any

contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, unit purchase right (other than the Rights), warrant or option; or

(iii) any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) and (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the **"Beneficial Owner"** of, or to have **"Beneficial Ownership"** of, or to **"Beneficially Own"**, any security:

(iv) where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

A. the ordinary business of any such Person (the "Investment Manager") includes the management of mutual or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable laws (a "Client");

B. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

C. such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

D. such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan"), or is a Plan, registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof,

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Units or other securities (x) pursuant to a distribution by the Trust, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi) where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g) **"Board of Directors"** shall mean the board of directors of the Manager or any duly constituted and empowered committee thereof;

(h) **"Business Day"** shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(i) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount

determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j) **"Canadian - U.S. Exchange Rate"** means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Units of the Trust (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public;

(l) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in Clause 1.1(kk)(ii)(A) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

(m) **"controlled"**: a corporation is "controlled" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(n) **"Convertible Securities"** shall mean at any time:

(i) any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Units from the Trust; and

(ii) any securities issued by the Trust from time to time (other than the Rights) carrying any exercise, conversion or exchange right,

which is then exercisable or exercisable within a period of 60 days from that time pursuant to which the holder thereof may acquire Units or other securities which are convertible into or exercisable or exchangeable for Units (in each case, whether such right is then exercisable or exercisable within a period of 60 days from that time and whether or not on condition or the happening of any contingency);

(o) **"Convertible Security Acquisition"** means an acquisition of Units upon exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p) **"Co-Rights Agents"** shall have the meaning ascribed thereto in Subsection 4.1(a);

(q) **"Disposition Date"** shall have the meaning ascribed thereto in Subsection 5.1(h);

(r) **"Distribution Reinvestment Acquisition"** shall mean an acquisition of Units pursuant to a Distribution Reinvestment Plan;

(s) **"Distribution Reinvestment Plan"** means a regular distribution reinvestment, or the premium distribution, distribution reinvestment and optional purchase plan or other plan of the Trust made available by the Trust to holders of its securities where such plan permits the holder to direct that some or all of:

(i) distributions paid in respect of Units;

(ii) proceeds of redemption of Units;

(iii) interest paid on evidences of indebtedness of the Trust; or

(iv) optional cash payments,

be applied to the purchase from the Trust of Units;

(t) **"Election to Exercise"** shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(u) **"Effective Date"** means the date of the Amended and Restated Rights Plan Agreement being May 11, 2001;

(v) **"Exempt Acquisition"** means a Unit acquisition in respect of which:

(i) the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (h); or

(ii) pursuant to the receipt or exercise of rights issued by the Trust to all Unitholders to subscribe for or purchase Units or Convertible Securities, provided that such rights are acquired directly from the Trust and not from

any other Person and provided that such Person does not thereby acquire a greater percentage of Units or Convertible Securities than the Person's percentage of Units Beneficially Owned immediately prior to the receipt or exercise of such rights;

(w) **"Exercise Price"** shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, after May 3, 2006, until adjustment thereof in accordance with the terms hereof, shall be $55;

(x) **"Expansion Factor"** shall have the meaning ascribed thereto in Clause 2.3(a)(iv)(x);

(y) **"Expiration Time"** shall mean the close of business on that date which is the earliest of the date of termination of this Agreement pursuant to Sections 5.15 and 5.16 or, if this Agreement is reconfirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the Effective Date;

(z) **"Flip-in Event"** shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(aa) **"holder"** shall have the meaning ascribed thereto in Section 2.8;

(bb) **"Independent Unitholders"** shall mean holders of Units, other than:

(i) any Acquiring Person;

(ii) any Offeror (other than any Person who by virtue of Clause 1.1(f)(v) is not deemed to Beneficially Own the Units held by such Person);

(iii) any Affiliate or Associate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, unit participation plan and any other similar plan or trust for the benefit of employees or directors of the Trust or the Manager unless the beneficiaries of the plan or trust direct the manner in which the Units are to be voted or withheld from voting or direct whether the Units are to be tendered to a Take-over Bid;

(cc) **"Lock-Up Agreement"** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender Units held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person

acting jointly or in concert with the Offeror (the "Subject Bid") where the agreement terms have been made public and the agreement:

(i) permits the Locked-up Person to withdraw Units from the agreement in order to tender or deposit Units to another Take-over Bid or to support another transaction that in either case will provide greater price or value to the Locked-up Person than the Subject Bid; or

(ii) (A) permits the Locked-up Person to withdraw Units from the agreement in order to tender or deposit Units to another Take-over Bid or to support another transaction that contains an offering price for each Unit that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Unit contained in or proposed to be contained in the Subject Bid; and (B) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Subject Bid,

and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another take-over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction; and

(iii) does not contain a provision relating to "break-up" fees or "top-up" fees unless there are no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed, in the aggregate, the greater of:

A. the cash equivalent of 2.5% of the price or value of the consideration payable under the Subject Bid to the Locked-Up Person; and

B. 50% of the amount by which the price or value of the consideration payable under another takeover bid or transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Subject Bid,

shall be payable by such Locked-Up Person pursuant to the Lock-Up Agreement in the event such Locked-Up Person fails to deposit or tender Units to the Subject Bid or withdraws Units previously tendered thereto in order to deposit or tender such Units to another Take-Over Bid or support another transaction.

(dd) **"Manager"** means Canadian Oil Sands Limited, as manager of the Trust pursuant to the Trust Indenture and the Management Agreement (as referred to in the Trust Indenture), or any successor thereto;

(ee) **"Market Price"** per unit of any securities on any date of determination shall mean the average of the daily closing prices per unit of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date;

provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per unit of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities,

provided, however, that if for any reason none of such prices is available on such day, the closing price per unit of such securities on such date means the fair value per unit of such securities on such date as determined by a nationally recognized investment dealer or investment banker; and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be

appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(ff) ***"1934 Exchange Act"*** means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(gg) **"Nominee"** shall have the meaning ascribed thereto in Subsection 2.2(c);

(hh) **"Offer to Acquire"** shall include:

(i) an offer to purchase or a solicitation of an offer to sell Units; and

(ii) an acceptance of an offer to sell Units, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ii) **"Offeror"** shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(jj) **"Offeror's Securities"** means Units Beneficially Owned by an Offeror on the date of the Offer to Acquire and by such Person's Affiliates and Associates and by any Person acting jointly and in concert with such Person or such Person's Affiliates and Associates;

(kk) **"Permitted Bid"** means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Units other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid (A) prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and (B) only if at such date more than 50% of the Units held by Independent Unitholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Units may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(kk)(ii)(A) and that any Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause 1.1(kk)(ii) (B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Units for not less than ten Business Days from the date of such public announcement;

(ll) **"Permitted Bid Acquisition"** shall mean an acquisition of Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(mm) **"Person"** shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity;

(nn) **"Pro Rata Acquisition"** means an acquisition by a Person of Units pursuant to:

(i) a Distribution Reinvestment Acquisition;

(ii) a unit distribution, unit split or other event in respect of securities of the Trust of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Units on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii) a distribution of Units, or securities convertible into or exchangeable for Units (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Units, or securities convertible into or exchangeable for Units, so offered than the Person's percentage of Units Beneficially Owned immediately prior to such acquisition or the acquisition of Units or Convertible Securities made pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring unitholder approval;

(oo) **"Record Time"** has the meaning set forth in the third whereas clause;

(pp) **"Right"** means a right to purchase a Unit of the Trust upon the terms and subject to the conditions set forth in this Agreement;

(qq) **"Rights Certificate"** means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(rr) **"Rights Register"** shall have the meaning ascribed thereto in Subsection 2.6(a);

(ss) ***"Securities Act*** **(Alberta)"** shall mean the *Securities Act*, R.S.A. 2000, c. S-4, as am. R.S.A. 2000, c. I-3, s. 869; R.S.A. 2000, c. 31 (Supp); S.A. 2001, c. C-28.1, s. 469 [s. 469(5)(a) repealed 2001, c. 23, s. 1(18).], as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt) **"Separation Time"** shall mean the close of business on the eighth Trading Day after the earlier of:

(i) the Unit Acquisition Date; and

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Trust or any Subsidiary of the Trust) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(uu) **"Subsidiary"**: a corporation is a Subsidiary of another corporation or Person if:

(i) it is controlled by:

A. that other; or

B. that other and one or more corporations each of which is controlled by that other; or

C. two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation or Person that is that other's Subsidiary;

(vv) **"Take-over Bid"** shall mean an Offer to Acquire Units, or securities convertible into Units if, assuming that the Units or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Units (including Units that may be acquired upon conversion of securities convertible into Units) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Units at the date of the Offer to Acquire;

(ww) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(xx) **"Trust Indenture"** means the trust indenture made as of October 5, 1995 among RBC Dominion Securities Inc., Computershare Trust Company of Canada, as trustee, and the Manager, as amended and restated on July 5, 2001 and as further amended and supplemented from time to time;

(yy) **"Unit Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 176 of the *Securities Act* (Alberta) (or pursuant to a successor provision thereto) or Section 13(d) of the *1934 Exchange Act* (or pursuant to a successor provision thereto)) by the Trust or an Acquiring Person that an Acquiring Person has become such;

(zz) **"Unit Reduction"** means an acquisition, redemption or conversion by the Trust of Units which, by reducing the number of Units outstanding, increases the percentage of Units Beneficially Owned by any person to 20% or more of the Units then outstanding;

(aaa) **"Units"** means the trust units of the Trust created, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits of the Trust Indenture;

(bbb) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(ccc) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Units

For purposes of this Agreement, the percentage of Units Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes on matters subject to approval by unitholders generally attaching to the Units Beneficially Owned by such person; and

B = the number of votes on matters subject to approval by unitholders generally attaching to all outstanding Units.

Where any Person is deemed to Beneficially Own unissued Units, such Units shall be deemed to be outstanding for the purpose of calculating the percentage of Units Beneficially Owned by such Person.

1.5 Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate thereof, acquires or offers to acquire Units (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1 Rights Issuance

(a) Issue of Rights

One Right has been issued in respect of each Unit outstanding as at the Record Time and in respect of each Unit issued after the Record Time. One Right shall continue to be issued in respect of each Unit issued after the date of this Agreement and prior to the earlier of the Separation Time and the Expiration Time.

(b) Legend on Unit Certificates

Certificates representing Units which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend (or a legend substantially similar to the following):

> Until the Separation Time (defined in the Unitholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Unitholder Rights Plan Agreement dated as of May 11, 2001 (the "Unitholder Rights Agreement") between a predecessor of Canadian Oil Sands Trust (the "Trust") and a predecessor of Computershare Trust Company of Canada, as supplemented and amended, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of Canadian Oil Sands Limited, the Manager of the Trust. Under certain circumstances set out in the Unitholder Rights Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Trust will mail or arrange for the mailing of a copy of the Unitholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Units that are issued and outstanding at the Record Time shall also evidence one Right for each Unit represented thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Unit for the Exercise Price (and the Exercise Price and number of

Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Unit of the Trust registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Unit.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Units.

Promptly following the Separation Time, the Trust will prepare and the Rights Agent will mail to each holder of record of Units as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y) a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Units of the Trust held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Trust, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Manager on behalf of the Trust in the event that the Manager on behalf of the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of such Units to be purchased (the Trust hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Trust the amount of cash to be paid in lieu of issuing fractional Units;

(iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Trust covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the Trust Indenture, the *Securities Act* (Alberta) and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Units upon exercise of Rights;

(iii) use reasonable efforts to cause all Units issued upon exercise of Rights to be listed on the stock exchanges on which such Units were traded immediately prior to the Unit Acquisition Date;

(iv) cause to be reserved and kept available out of the authorized and unissued Units, the number of Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Trust to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Units to be issued upon exercise of any Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Trust shall at any time after the date of this Agreement:

(i) declare or pay a distribution on Units payable in Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or

other securities of the Trust) other than pursuant to any optional unit distribution program;

(ii) subdivide or change the then outstanding Units into a greater number of Units;

(iii) consolidate or change the then outstanding Units into a smaller number of Units; or

(iv) issue any Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) in respect of, in lieu of or in exchange for existing Units except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Units (or other securities) (the "Expansion Factor") that a holder of one Unit immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Units with respect to which the original Rights were associated (if they remain outstanding) and the units issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Unit (or other security) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such distribution, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Trust shall issue any units of securities other than Units in a transaction of a type described in Clause 2.3(a)(i) or (iv), units of such securities shall be treated herein as nearly equivalent to Units as may be practicable and appropriate under the circumstances

and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any Units otherwise than in a transaction referred to in this Subsection 2.3(a), each such Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Unit.

(b) In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Units entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Units (or securities convertible into or exchangeable for or carrying a right to purchase Units) at a price per Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Units, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per unit) less than the Market Price per Unit on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Units outstanding on such record date, plus the number of Units that the aggregate offering price of the total number of Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Unit; and

(ii) the denominator of which shall be the number of Units outstanding on such record date, plus the number of additional Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Units (or securities convertible into, or exchangeable or exercisable for Units)

actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Units (whether from treasury or otherwise) pursuant to the Distribution Reinvestment Plan or any employee benefit, option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Trust; provided, however, that, in all such cases, the right to purchase Units is at a price per unit of not less than 95 per cent of the current market price per security (determined as provided in such plans) of the Units.

(c) In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Units (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash distribution or a distribution referred to in Section 2.3(a)(a)(i), but including any distribution payable in other securities of the Trust), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Unit on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per unit basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Unit.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a unit. Notwithstanding the first sentence of this Subsection 2.3(d) any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(e) In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any securities in the capital of the Trust (other than Units), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to the prior consent of the holders of the Units or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Trust and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Trust subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Units purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Units issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Unit and the number of Units which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Units and other securities of the Trust, if any, issuable upon such exercise over and above the number of Units and other securities of the Trust, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those

adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Units;

(ii) issuance (wholly or in part for cash) of Units or securities that by their terms are convertible into or exchangeable for Units;

(iii) unit distributions; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Units, shall not be taxable to such unitholders.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Units or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such units on, and such certificate shall be dated, the next succeeding Business Day on which the Unit transfer books of the Trust are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Trust by an authorized officer of the Manager. The signature of any authorized officer of the Manager on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Manager shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 **Registration, Transfer and Exchange**

(a) The Trust will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Trust will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 **Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Trust shall execute and upon the Trust's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights

The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Unit).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Unit certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional units or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Units and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein;

(g) Notwithstanding anything in this Agreement to the contrary, neither the Trust, the Manager nor the Rights Agent shall have any liability to any holder of a Right or any other person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any government authority, prohibiting or otherwise restraining performance of such obligation; and

(h) The parties hereto acknowledge that the Manager is entering into this agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Manager, the Trustee of the Trust or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee of the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the manners to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

2.11 Rights Certificate Holder Not Deemed a Unitholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Unit or any other unit or security of the Trust which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Units or any other units or securities of the Trust or any right to vote at any meeting of unitholders of the Trust whether for the election of directors of the Manager or otherwise or upon any other matter submitted to holders of Units or any other units of the Trust at any meeting thereof, or to give or withhold consent to any action of the Trust, or to receive notice of any meeting or other action affecting any holder of Units or any other units of the Trust except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time, a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the eighth Trading Day (or such later date as the Board of Directors may determine) after the Unit Acquisition Date, the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Trust shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Trust Indenture, the *Securities Act* (Alberta) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Units upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Unitholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Unitholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Trust in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Trust hereby appoints the Rights Agent to act as agent for the Trust and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Trust may determine. The Trust agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Trust also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the unitholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency

created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Trust and the holders of certificates for Units and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Trust) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be an authorized officer of the Manager on behalf of the Trust and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Units or the Rights Certificates (except its countersignature thereof) or be required to verify

the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Unit or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Units to be issued pursuant to this Agreement or any Rights or as to whether any Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be an authorized officer of the Manager acting on behalf of the Trust, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any unitholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Units, Rights or other securities of the Trust or become pecuniarily interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for

any loss to the Trust resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Units by registered or certified mail. The Trust may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Units by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Trust the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Trust), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Trust or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Units (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Units prior to the

expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b) Subject to the prior consent of the holders of the Units or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(c) Where a Person acquires pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a) outstanding Units, other than Units Beneficially Owned at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a) by such Person, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or (c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e) If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f) Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Units. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g) Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Units as of the Separation Time had not been mailed to each

such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Unit Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Unit Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Units such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Unit Acquisition Date and Section 3.1 shall apply thereto.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Trust may make amendments to this Agreement to correct any clerical or typographical error or, subject to subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Trust may, prior to the date of the unitholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Units in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Section 5.4(a), the Trust may, with the prior consent of the holders of Units obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Units duly called and held in compliance with applicable laws and the articles and by-laws of the Trust.

(c) The Trust may, with the prior consent of the holders of Rights, at any time on or after the Unit Acquisition Date, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Trust Indenture with respect to meetings of unitholders of the Trust.

(e) Any amendments made by the Trust to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

  (i) if made before the Separation Time, be submitted to the unitholders of the Trust at the next meeting of unitholders and the unitholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

  (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Trust and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Units

(a) The Trust shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Trust shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b) The Trust shall not be required to issue fractions of Units upon exercise of Rights or to distribute certificates which evidence fractional Units. In lieu of issuing fractional Units, the Trust shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Unit that the fraction of a Unit that would otherwise be issuable upon the exercise of such Right is of one whole Unit at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Trust or action or event contemplated by this Agreement, including any amendment hereof, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of The Toronto Stock Exchange and other exchanges shall be obtained, such as to the issuance of Units upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Trust with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 Notices

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Trust shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Canadian Oil Sands Trust
c/o Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel and Corporate Secretary

Facsimile: (403) 218-6210

(b) Notices or demands authorized or required by this Agreement to be given or made by the Trust or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Trust), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada

710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust

Facsimile: (403) 267-6598

(c) Notices or demands authorized or required by this Agreement to be given or made by the Trust or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Trust for its Units. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

The Trust agrees that if the Trust fails to fulfil any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date

This Agreement replaces and supersedes the Amended and Restated Rights Plan Agreement and is effective and in full force and effect in accordance with its terms from and after the termination of the next annual meeting of Unitholders of the Trust be held on April 26, 2004 or such other date as may be determined by the Board of Directors or any adjournment or postponement thereof, provided, however, if this Agreement is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of confirmation of this Agreement at such annual meeting, then this agreement and all outstanding rights shall terminate and be void and of no further force and effect at and from and the close of business on the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.15.

5.16 Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Units who vote in respect of such reconfirmation at every third annual meeting of the Trust following April 26, 2004. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in relation to the subject matters contained in this Agreement, in good faith, shall not subject the Manager, the Board of Directors or any director of the Manager to any liability to the holders of the Rights.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN OIL SANDS TRUST
by its Manager, Canadian Oil Sands Limited

By: ______________________________
Marcel R. Coutu
President and Chief Executive Officer

By: ______________________________ c/s
Trudy M. Curran
General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Name: PATRICIA SELBY
Title: PROFESSIONAL, CORPORATE TRUST

By: ______________________________ c/s
Name:
Title: KAREN BISCOPE
MANAGER, CORPORATE TRUST

ATTACHMENT 1

CANADIAN OIL SANDS TRUST

UNITHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. ______ Rights ______

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE UNITHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE UNITHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement, dated as of May 11, 2001, as the same may be amended or supplemented from time to time (the "Unitholder Rights Agreement"), between a predecessor of Canadian Oil Sands Trust, a trust created under the laws of the Province of Alberta (the "Trust") and a predecessor of Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Unitholder Rights Agreement), to purchase from the Trust at any time after the Separation Time (as such term is defined in the Unitholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Unitholder Rights Agreement), one fully paid unit of the Trust (a "Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal, Saint John, Charlottetown and St. John's. The Exercise Price shall initially be $175 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Unitholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Unitholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Unitholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust and the holders of the Rights Certificates. Copies of the Unitholder Rights Agreement are on file at the registered office of the Trust.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for

another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Unitholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Unitholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Unitholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of a proper officer of the Manager on behalf of the Trust.

Date: ______________________

CANADIAN OIL SANDS TRUST
by its Manager, Canadian Oil Sands Limited

By: ____
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ________________________________ hereby sells, assigns and transfers unto ____

____

____

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________

as attorney, to transfer the within Rights on the books of the Trust, with full power of substitution.

Dated:____

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule "A" major chartered bank, trust company or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

. . . .

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Agreement.

____
Signature

. . . .

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: ______________________________

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Units or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

____
(Name)

____
(Address)

____
(City and Province)

____
Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(Name)

____
(Address)

____
(City and Province)

____
Social Insurance Number or other taxpayer identification number.

Dated:____
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule "A" major chartered bank, trust company or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

. . . .

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Agreement.

____

Signature

. . . .

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Trust will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

END